UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ERA Mining Machinery Limited

(Name of Subject Company)

Not applicable.

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Caterpillar Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares

Options to Subscribe for Ordinary Shares
(Title of Class of Subject Securities)

Not applicable.

(CUSIP Number of Class of Securities (if applicable))

Lee Jong-Dae
Executive Director
ERA Mining Machinery Limited
Unit 9B, 9th Floor, Shun Ho Tower
24-30 Ice House Street, Central
Hong Kong
+852 2521 0080
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

James B. Buda Senior Vice President and Chief Legal Officer Caterpillar Inc. 100 NE Adams Street Peoria, Illinois 60629, USA 309.675.1000	Kenneth A. K. Martin Freshfields Bruckhaus Deringer 11th Floor, Two Exchange Square 8 Connaught Place, Central Hong Kong +852 2846 3400

April 30, 2012

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Form CB (“Form CB”) initially furnished to the United States Securities and Exchange Commission (the “SEC”) on April 30, 2012 by Caterpillar Inc.

PART I - INFORMATION SENT TO SECURITY HOLDERS

This Amendment No. 6 hereby amends and supplements Item 1 as follows:

Item 1.        Home Jurisdiction Documents

Exhibit No.	Document

99.1*	Composite offer and response document (“Composite Document”) in relation to the voluntary conditional offer, dated April 30, 2012
99.2*	Form of Share Offer Acceptance
99.3*	Form of Option Offer Acceptance
99.4*	Joint Announcement relating to the dispatch of composite document in relation to the voluntary conditional offer, dated April 30, 2012
99.18*	Joint Announcement relating to the unconditionality of the voluntary conditional offer, dated May 21, 2012
99.19*	Joint Announcement regarding reminder of the offers closing and transfer of loan notes, dated May 31, 2012
99.20*	Joint Announcement relating to closing of the offers, dated June 4, 2012
99.21#	Press Release relating to completion of tender offer, dated June 6, 2012

* Previously furnished to the SEC.

# Furnished herewith.

Item 2.        Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.	Document

99.5*	Annual Report of ERA Mining Machinery Ltd (the “Subject Company”) for the year ended December 31, 2011
99.6*	Annual Report of the Subject Company for the year ended December 31, 2010
99.7*	Annual Report of Caterpillar on Form 10-K for the year ended December 31, 2011
99.8*	Caterpillar’s Annual Report on Form 10-K for the year ended December 31, 2010
99.9*	Caterpillar’s Earnings Release for the three months ended March 31, 2012
99.10*	Service contracts of Directors of the Subject Company
99.11*

Material contracts as referred to in (a) through (f) of the section headed “Material Contracts” in Appendix VI to the Composite Document (previously furnished to the SEC as an exhibit to Form CB on April 30, 2012)

99.12*	Working Capital Loan Agreement, dated November 10, 2011
99.13*	Irrevocable Undertakings, dated November 10, 2011
99.14*	Letters of consent, dated April 30, 2012
99.15*	Loan Note Instrument, dated April 27, 2012
99.16*	Memorandum and articles of association of Caterpillar (Luxembourg) Investment Co. S.A.
99.17*	Memorandum and articles of association of ERA Mining Machinery Ltd

* Previously furnished to the SEC.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James B. Buda
(Signature)

James B. Buda
Senior Vice President and Chief Legal Officer
Caterpillar Inc.
(Name and Title)

June 7, 2012
(Date)